UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Nuverra Environmental Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67091K302
(CUSIP Number)

Eric L. Schondorf Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171 (212) 476-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091K302	13D	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,451,282

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,451,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,451,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.31%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,021,879

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,021,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,021,879

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.97%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,451,282

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,451,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,451,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.31%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Opportunities Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,451,282

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,451,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,451,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.31%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Opportunities Fund III(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,451,282

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,451,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,451,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.31%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Associates III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,451,282

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,451,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,451,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.31%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
570,597

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
570,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe II Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
570,597

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
570,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Opportunities Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
570,597

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
570,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Opportunities Fund II(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
570,597

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
570,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

CUSIP No. 67091K302	13D	Page 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Associates II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
570,597

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
570,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019.

Item 1. Security and Issuer
This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Nuverra Environmental Solutions, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 6720 N. Scottsdale Road, Suite 190, Scottsdale, Arizona 85253.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly by the following (each a “Reporting Person,” and, collectively, the “Reporting Persons”):

	(i)	Ascribe Capital LLC (“Ascribe Capital”);
	(ii)	American Securities LLC (“American Securities”);
	(iii)	Ascribe III Investments LLC (“Fund III”);
	(iv)	Ascribe Opportunities Fund III (“Opportunities III”);
	(v)	Ascribe Opportunities Fund III(B), L.P. (“Opportunities III(B)”);
	(vi)	Ascribe Associates III LLC (“Associates III”);
	(vii)	Ascribe Management LLC (“Ascribe Management”);
	(viii)	Ascribe II Investments LLC (“Fund II” and, together with Fund III, the “Ascribe Funds”);
	(ix)	Ascribe Opportunities Fund II, L.P. (“Opportunities II”);
	(x)	Ascribe Opportunities Fund II(B), L.P. (“Opportunities II(B)”); and
	(xi)	Ascribe Associates II LLC (“Associates II”).

Fund II is the record owner of 570,597 shares of the Common Stock, and Fund III is the record owner of 6,451,282 shares of the Common Stock. Ascribe Capital is the investment manager of Fund III. Ascribe Management is the investment manager of Fund II. American Securities is the 100% owner of Ascribe Capital and Ascribe Management. Opportunities III and Opportunities III(B) are the sole members of Fund III. Associates III is the general partner of Opportunities III and Opportunities III(B). Opportunities II and Opportunities II(B) are the sole members of Fund II. Associates II is the general partner of Opportunities II and Opportunities II(B). Each of Ascribe Capital, Ascribe Management, American Securities, Associates III, Opportunities III, Opportunities III(B), Associates II, Opportunities II and Opportunities II(B) may be deemed to share beneficial ownership of the Common Stock reported herein.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 7, 2019, a copy of which is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 299 Park Avenue, 34th Floor, New York, NY 10171.

(c)
The principal business of each of Ascribe Capital, Fund II and Fund III is to invest in the securities of companies that may be stressed or undergoing operations, financial, or other challenges, and in securities trading at a discount to intrinsic value. The principal business of American Securities is to provide investment advisory services to a series of private funds.

(d)
During the last five years, none of the Reporting Persons or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Ascribe Capital, American Securities, Fund III, Associates III, Ascribe Management, Fund II and Associates II are each limited liability companies organized under the laws of the State of Delaware. Opportunities II, Opportunities II(B), Opportunities III and Opportunities III(B) are each limited partnerships organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

As of January 7, 2019, as reflected in this Schedule 13D, the Reporting Persons beneficially own an aggregate of 7,021,879 shares of Common Stock. As described in Item 4 below, 5,409,959 of the shares of Common Stock reported herein were acquired in connection with the Issuer’s chapter 11 case in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

On October 5, 2018, the Reporting Persons (together with the other parties named as lenders therein, the “Backstop Parties”) entered into a Backstop Commitment Letter (the “Backstop Commitment Letter”) with the Issuer, pursuant to which the Backstop Parties agreed to backstop the Issuer’s previously announced rights offering to raise $32.5 million (the “Rights Offering”). Pursuant to the Rights Offering, the Issuer distributed to each holder of the Common Stock on December 10, 2018 (the “Rights Offering Record Date”) one non-transferrable right for every 3.617229576 shares of Common Stock. Each non-transferrable right entitled the holder thereof to purchase its pro rata share of 3,381,894, the total number of shares issued in the Rights Offering (the “Basic Subscription Right”), for $9.61 per share (the “Subscription Price”).

Pursuant to the Backstop Commitment Letter, the Reporting Persons agreed to exercise their respective basic subscription rights in full and, if applicable, their over-subscription privilege with respect to shares, if any, which were not subscribed for and purchased by the other stockholders pursuant to such other holders’ over-subscription privilege (the “Backstop Commitment”). Pursuant to the Backstop Commitment Letter, the Issuer paid to the Backstop Parties, in the aggregate, a nonrefundable cash payment equal to 1% of the full amount of the Rights Offering, and agreed to reimburse the Backstop Parties for all documented out-of-pocket costs and expenses in connection with the Rights Offering, the Backstop Commitment, and the transactions contemplated thereby, including fees for legal counsel.

The Rights Offering was conducted to raise funds to repay borrowings under a $32.5 million bridge loan facility (the “Bridge Loan”) made by the Backstop Parties to the Issuer. A portion of the borrowings under the Bridge Loan was used to finance the acquisition of Clearwater Three, LLC, an Ohio limited liability company, Clearwater Five, LLC, an Ohio limited liability company and Clearwater Solutions, LLC, an Ohio limited liability company (the “Clearwater Acquisition”).

Pursuant to the Rights Offering and the Backstop Commitment Letter, the Reporting Persons acquired 1,611,920 of the shares of Common Stock reported herein, using the proceeds from the repayment of the Bridge Loan.

The Rights Offering was conducted in a transaction registered under the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction.

Prior to the Effective Date of the Plan (as defined below), the Reporting Persons or their affiliates were holders of the Issuer’s existing 12.5%/10.0% Senior Secured Second Lien Notes (the “Existing Notes”) and were lenders under the Issuer’s last-out first lien term loan due April 15, 2021 (the “Term Loan”). On May 1, 2017, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. The Debtors’ plan of reorganization (as it has been amended, modified and supplemented, the “Plan”) provided for, among other things, the equitization of the Existing Notes and outstanding borrowings under the Term Loan into Common Stock. On July 25, 2017, the Bankruptcy Court entered an order confirming the Plan. As a result, on August 7, 2017 (the “Effective Date”), the claims of the Reporting Persons and their affiliates in respect of their Existing Notes were converted into shares of Common Stock.

On the Effective Date, the Debtors consummated the Plan through a series of transactions and the Plan became effective pursuant to its terms. Upon emergence from chapter 11 on the Effective Date, all of the Issuer’s previously outstanding common stock was cancelled and the Issuer issued 11,695,580 shares of new Common Stock, of which 5,409,959 shares were issued to the Reporting Persons. In accordance with the Plan, Ascribe Capital designated John B. Griggs to serve as a director of the Company. Ascribe Capital also received the right to appoint one additional member to the Board at any time in its sole discretion, and has appointed Lawrence First to serve as a director pursuant to this right.

On October 5, 2018, the Backstop Parties entered into the Backstop Commitment Letter with the Issuer with respect to the Rights Offering. See the text of Item 3, which is hereby incorporated by reference.

The shares of Common Stock reported herein are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interests in Securities of the Issuer.

(a)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the Common Stock reported herein. There were 15,614,981 shares of Common Stock outstanding, as reported in the Press Release, dated January 3, 2019, filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on January 3, 2019. The shares of Common Stock reported herein represent approximately 44.97% of the outstanding Common Stock.

(b)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Fund II beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 570,597 shares of Common Stock, representing 3.65% of the outstanding shares of Common Stock. Ascribe Management, as the investment manager to Fund II, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 570,597 shares of Common Stock, representing 3.65% of the outstanding shares of Common Stock.
Fund III beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 6,451,282 shares of Common Stock, representing 41.31% of the outstanding shares of Common Stock. Ascribe Capital, as the investment manager to Fund III, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 6,451,282 shares of Common Stock, representing 41.31% of the outstanding shares of Common Stock.
American Securities, as the sole owner of both Ascribe Management and Ascribe Capital, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 7,021,879 shares of Common Stock, representing 44.97% of the outstanding shares of Common Stock.
The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(c)	Except as disclosed herein, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 7, 2017, Ascribe Capital, Fund II and Fund III, along with certain other holders of Common Stock, entered into a Registration Rights Agreement with the Issuer. Under the Registration Rights Agreement, any holder that, together with its affiliates, beneficially owns at least 5% of the aggregate outstanding shares of the Common Stock (and held at least 10% of the Common Stock on the Effective Date) has certain demand, shelf and piggyback registration rights relating to the resale of the Issuer’s securities pursuant to which the Issuer is required to use reasonable best efforts to effect the registration of such securities on the appropriate form and is required to include such securities in an applicable registration or offering on the same terms and conditions as certain other securities being registered, as applicable. A complete copy of the Registration Rights Agreement is attached as Exhibit 4.2 to the Issuer’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 8, 2017 and is incorporated herein by reference. Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed As Exhibits.

Exhibit 1 - Joint Filing Agreement, dated as of January 7, 2019, by and among the Reporting Persons.

Exhibit 2 - Registration Rights Agreement, dated as of August 7, 2017, by and among Nuverra Energy Solutions, Inc. and the parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-A filed on August 8, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2019

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE OPPORTUNITIES FUND III, L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE OPPORTUNITIES FUND III(B), L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE ASSOCIATES III, LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

ASCRIBE MANAGEMENT LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE II INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE OPPORTUNITIES FUND II, L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE OPPORTUNITIES FUND II(B), L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE ASSOCIATES II, LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Exhibit 1

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 7, 2019

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE OPPORTUNITIES FUND III, L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE OPPORTUNITIES FUND III(B), L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE ASSOCIATES III, LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

ASCRIBE MANAGEMENT LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE II INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE OPPORTUNITIES FUND II, L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE OPPORTUNITIES FUND II(B), L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE ASSOCIATES II, LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer